

September 15, 2011

Via E-mail
Symantec Corporation
Enrique Salem
President & CEO
350 Ellis Street
Mountain View, CA 94043

> **Re: Symantec Corporation**
> **Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011**
> **Filed May 20, 2011 and August 1, 2011, respectively**
> **File No. 000-17781**

Dear Mr. Salem:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.   We note from your disclosures on page 4 that you continue to expand your software-as-a-service offerings. In addition, you state on page 12 that a significant portion of your in-period revenue is provided by the ratable recognition of your deferred revenue balance. Please tell us the significance of your subscription revenues to your total revenues. In addition, please describe further the terms of your subscription service offerings. Tell us when you invoice your customers for your subscription arrangements (i.e., up-front, monthly, quarterly, etc.) and clarify whether the deferred revenue balance represents all unearned revenue due from your subscription arrangements. To the extent that you do not invoice for the entire arrangement up-front, then tell us how you considered disclosing the amount of backlog orders (bookings)

resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from your subscription arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog and bookings as part of your MD&A disclosures.

Results of Operations, page 35

2.   In your discussions of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, in your discussion of financial results and trends you attribute the growth in your Security and Compliance segment to the revenues associated with your 2011 acquisitions, however, it is unclear what impact these acquisitions had on your fiscal 2011 revenues. In addition, you indicate that your Storage and Server Management segment revenues benefitted from the growth of your information management products, which was offset, in part, by weaker storage management solutions sales. As another example, you state that operating expenses increased in fiscal 2011 due to your fiscal 2011 acquisitions, higher sales commissions and increased costs associated with deployment of your new proprietary eCommerce platform, however, it remains unclear how each of these items impacted your operating expenses. Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications.

Critical Accounting Estimates

Valuation of Goodwill, Intangible Assets and Long-lived Assets, page 30

3.   We note that a one percentage point increase in the discount rate used in your goodwill impairment analysis would have resulted in the fair value of your Security and Compliance reporting unit falling below the carrying value by approximately 5%. Please tell us the discount rate used in your goodwill impairment analysis for this reporting unit and tell us how this rate compares to the rates used for your other reporting units. In addition, tell us the other assumptions used in your analysis for this reporting unit and describe further how changes in such estimates may impact the fair value for the Security and Compliance reporting unit.

Results of Operations

Provision for Income Taxes, page 43

4.   We note that "foreign earnings taxed at less than the federal rate" had a significant impact on your effective tax rate. We further note that substantially all of the foreign earnings were generated by subsidiaries in Ireland and Singapore. Tell us your consideration to include a discussion regarding how potential changes in such countries' operations may impact your

results of operations. Also, tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the U.S. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 44

5.   We note from your disclosures on page 46 that the company has provided U.S. deferred taxes on a portion of your undistributed foreign earnings sufficient to address the incremental U.S. tax that would be due if you needed funds in your U.S. operations. Your disclosures in Note 12 indicate that you have made no provisions for federal or state income taxes on $2.1 billion of cumulative unremitted earnings for certain of your foreign subsidiaries since you plan to permanently reinvest such earnings. Please tell us the total amount of your cumulative unremitted earnings as of April 1, 2011 and tell us your consideration to disclose such amount along with your current disclosures in Note 12. In addition, please clarify whether the entire $1.6 billion of cash, cash equivalents and marketable securities that were held in your foreign subsidiaries, or only a portion thereof, are available to fund domestic operations without providing for additional taxes upon repatriation.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

6.   We note your statement on page 52 that, "[a] control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met." Please tell us and revise in future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibit 10.38

7.   In your exhibit index, you indicate that portions of Exhibit 10.38 have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment; however, it appears that the confidential treatment order for Exhibit 10.38 expired June 30, 2010. If this

exhibit currently qualifies as a material contract pursuant to Item 601 of Regulation S-K, please either file the agreement in its entirety or supplementally file an application to request an extension of the confidential treatment.

10-K/A for Fiscal Year Ended April 1, 2011

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Introduction

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process, page 12

8.   We note that the CEO makes compensation recommendations to the Board of Directors and the Compensation Committee; and from your disclosure on page 15, that the independent members of the Board of Directors review the CEO's salary without any executives present. Please clarify whether and to what extent the Chief Executive Officer has a role in determining his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Factors we considered in determining our Compensation Programs, page 13

9.   In your Competitive Market Assessments paragraph, you refer to the compensation committee "and its advisors," including Mercer. Please tell us whether you used more than one compensation consultant, in addition to Mercer, in determining executive compensation for fiscal year 2010 and, if so, identify each consultant and disclose the scope of the work performed by each.

Compensation Components

Base Salary, page 15

10.   Your discussion of base salary does not indicate how you determined the base salaries for the named executive officers other than the CEO, discussed on an individualized basis. You indicate that the executive officers, other than the CEO, received a merit increase ranging from 4.8% to 11.1% based on an evaluation of individual role, performance, contribution level, and market compensation position, but do not discuss on an individualized basis, how these factors affected the determination in setting base salary for each named executive officer. Tell us in your response letter, and with a view towards expanded disclosure in future filings, the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were

Mr. Salem
Symantec Corporation
September 15, 2011
Page 5

weighted and factored into specific compensation decisions for each executive officer, discussed on an individualized basis.

Executive Annual Incentive Plan

11.   You state that target award opportunities for your Executive Annual Incentive plans are established by the Compensation Committee using peer group, survey data, and taking into account "other factors." Tell us what other factors are considered in establishing target award opportunities. Further, although you have identified certain performance objectives used to determine achievement of a business unit performance, your disclosure should address performance objectives on an individualized basis. You indicate that, "in general, business unit performance was above target for each of [your] named executive officers whose award included a business unit performance goal." Clarify, on an individualized basis, those executive officers whose award included a business unit performance goal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief